Exhibit (d)(2)
June 29, 2025
John C. Turner, Jr.
For email delivery
Dear John,
I am very excited about the opportunity to bring our two companies together. On behalf of The Home Depot, Inc. (“THD”), this letter describes the incentive compensation arrangements that we will implement upon the closing, consistent with the terms described below.
1.
GMS Equity Awards. Under the merger agreement, all of your outstanding GMS equity awards, other than the proposed August 2025 grants, will be cashed out at closing based on the merger consideration of $110 per share. For solely the August grants of GMS RSUs, these would be converted upon the closing into THD RSUs. The THD RSUs will vest in equal annual installments on each of August 1, 2026, 2027 and 2028, based on your continued employment with GMS or an affiliate through each applicable vesting date; provided, however, that the THD RSUs shall vest immediately upon the termination of your employment by THD (or its affiliate) without Cause, or your resignation from employment (with THD or its affiliate) for Good Reason (each as defined in your employment agreement with GMS dated May 1, 2019, as amended on June 22, 2021 and as may be further amended as set forth in this letter agreement).

2.
Retention Bonus. You will be eligible to receive at closing additional THD RSUs in an amount equal to the full change in control “Severance Amount” that is otherwise payable to you under your GMS employment agreement upon certain terminations of employment. These additional RSUs will vest on the day following the second anniversary of the closing date of the merger if you remain employed, by GMS or an affiliate, until such day.

3.
Severance Protection. The current change in control severance protections and payment provisions under your GMS employment agreement will remain in effect until the second anniversary of the closing, with one exception. The agreement would be amended to include a new definition of “Good Reason” that reflects your role within the THD/SRS structure following the merger. You will continue to be the senior most leader of GMS. You will report to the head of SRS Distribution, Inc. (who is currently Dan Tinker) and will be part of the senior leadership team of SRS. Your authority, duties and responsibilities with respect to GMS shall be commensurate with such position.

4.
New Incentive Plan. As discussed, we will work with you to design and implement a new compensation program for you and the GMS team, to create incentives and rewards based on future GMS performance. Our goal is to have the new program in place by the closing of the merger.

We would formalize the above arrangements with the necessary legal documents, which will be contingent on the closing of the merger. Please let me know if you have any questions. If you agree with the foregoing, please sign below.

Sincerely,

/s/ Edward P. Decker
Edward P. Decker Chief Executive Officer and President The Home Depot, Inc.

Acknowledged and Agreed:	Date:	6/29/2025

/s/ John C. Turner, Jr.
John C. Turner, Jr.